FORM 6-K

	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	Report of Foreign Issuer


	Pursuant to Rule 13a-16 or 15d-16 of
	the Securities Exchange Act of 1934


	For the month of November 2001 (November 28, 2001)

THE NEWS CORPORATION LIMITED
	(Name of Registrant)



2 Holt Street, Sydney, New South Wales, 2010, Australia
           (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   X    		Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes        			No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b):  Not Applicable



Annexed hereto as Exhibits A is a press release of The News
Corporation Limited dated November 27, 2001.











































	SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


THE NEWS CORPORATION LIMITED



Date:	November 28, 2001			By:	/s/ Arthur M. Siskind
Arthur M. Siskind
Director





	EXHIBIT INDEX



Exhibit								Page No. in Sequential
Numbering System


A.	Press Release of The News Corporation Limited
dated November 27, 2001.					6


































EXHIBIT A


For Immediate Release 					  Contact: Investors: Reed Nolte 852 7092
       Media: Andrew Butcher 212 852 7070


News America Incorporated Tenders For $300 Million Of 10 1/8 %
Senior Debentures Due 2012


New York, NY, November 27, 2001 - News America Incorporated today offered to purchase for cash any and all of its outstanding $300,000,000 aggregate principal amount of 10 1/8% Senior Debentures Due 2012 (the "Notes"). The tender offer commences at 9:00 a.m. November 27 and will expire at 5:00 p.m., New York City time, on December 3, 2001, unless extended. Salomon Smith Barney and JP Morgan are acting as dealer managers for the tender offer.

The price to be paid for each $1,000 principal amount of Notes validly tendered and accepted for purchase in the tender offer will be the price resulting from a yield to the first redemption date (October 15, 2002) equal to the sum of (i) the yield on the 5.75% U.S. Treasury Note due October 31, 2002, as calculated by the dealer managers in accordance with standard market practice, based on the bid price for such U.S. Treasury Note at the time a noteholder agrees to tender such Notes through Salomon Smith Barney, as displayed only on Bloomberg Government Pricing Monitor Page PX3, plus (ii) 0.50% (such price being rounded to the nearest cent per $1,000 principal amount of Notes), together with accrued interest from the last regular payment of semiannual interest to (but excluding) the date of payment.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell the Notes. The tender offer is made only by the Letter to Noteholders dated November 27, 2001. Questions regarding the transaction should be directed to Salomon Smith Barney at
(800) 558-3745.

###
            News Corporation
             NEWS RELEASE

Page 2


1211 AVENUE OF THE AMERICAS * NEW YORK, NEW YORK 10036 * newscorp.com
     News Corporation

N E W S  R E L E A S E


1211 AVENUE OF THE AMERICAS * NEW YORK, NEW YORK 10036 * newscorp.com